BIMIZCI Crosses 500,000 Share Threshold; Nominates Three Directors at Medallion Financial; Cites Deteriorating Performance, and Federal Securities Fraud Judgment

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May 19, 2026

May 19, 2026 12:25 PM Pacific Daylight Time

- BIMIZCI has launched the "Restore the Shine" campaign (www.restoretheshine.com) to replace 3 directors at Medallion Financial
- **We are asking stockholders of record as of April 13, 2026, to vote the BLUE proxy card now**
- BIMIZCI is currently the 4th largest institutional stockholder in Medallion (NASDAQ: MFIN), has been invested for more than 5 years, and **owns 500,205 shares and $15 million par value** of trust preferred securities as of May 18, 2026
- BIMIZCI has **a total cash investment of $11.4 million in MFIN**
- Medallion's board of directors and leadership team is not creating value – and yet the top 5 executives were paid **$13 million in 2025,** the second highest compensation in MFIN's history (behind only 2023)
- The board has 5 of 8 directors who will soon be older than 80, with 2 of them over 85
- MFIN's CEO settled a SEC civil action alleging securities fraud by consenting to a Final Judgment and permanent injunctions, and yet was never held accountable by the Board.
- Medallion's performance has been declining, with 1Q26 quarterly earnings the lowest since 3Q20
- Analyst consensus estimates project a 36% decline in 2026 earnings versus 2025 actuals — the opposite of the Russell 2000, S&P 500 and MFIN's peers (Source: S&P Cap IQ)
- Valuation multiples at 1Q26, specifically Price/Tangible Book Value (0.80x) and Price/Earnings (5.8x) are **significantly** below peers and the Russell 2000
- MFIN stock returns lag the Russell 2000 and MFIN's peers YTD and over 1 year, 2 years, 5 years and 10 years through May 1, 2026 (Source: S&P Cap IQ)

MINNEAPOLIS--(BUSINESS WIRE)--**We are asking stockholders of record as of April 13, 2026 to vote the BLUE proxy card before the annual meeting on June 9, 2026 (instructions at https://restoretheshine.com/vote) and vote FOR Eric Kelly, John Kiernan and Tim Shanahan to help create value at Medallion.**

> Like "a Motorola flip phone competing against an iPhone". MFIN cannot compete with the technology and strategy of Fintech competitors. A board with an average age of 76

does not have the expertise. Investors are skeptical. BIMIZCI can change that.

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BIMIZCI Fund LLC and its affiliates, Warnke Investments LLC, ZimCal Asset Management LLC and Stephen Hodges (collectively "BIMIZCI", "We", "Our") believe Medallion Financial Corp. ("Medallion", "MFIN", the "Company") is undervalued and is being held back by a board and leadership team who are not putting stockholders first. BIMIZCI filed its preliminary proxy statement May 1, 2026, and its definitive proxy statement May 8, 2026.

Stockholders who have since sold their MFIN stock can still vote. And if you have already voted, you can still vote for our candidates with only the most recent vote counting. BIMIZCI's three independent director nominees bring directly relevant public-board experience across banking, regulation, frontier technology, corporate governance, and risk management (bios at https://restoretheshine.com/directors)

1. **We are one of MFIN's largest investors and have been invested for over 5 years BIMIZCI has invested $11.4 million (in cash) in Medallion securities and has been invested for over 5 years.** We are currently the 4th largest institutional stockholder in MFIN (Source: S&P Capital IQ) and owned 500,205 shares as of May 18, 2026. We also own $15 million par value in trust preferred securities issued by the Company. We acquired the preferred securities over 5 years ago after Medallion had experienced its worst year-to-date loss in its history through three quarters, with the stock falling to $2.67 when earnings were announced. We saw the potential then, and with the right common-sense changes, we see the tremendous potential now.

2. **We have never been an activist – until Medallion BIMIZCI's principal has partnered with over 120 lenders and banks for 16 years. With the exception of Medallion, he has never publicly criticized a company he has invested in.** But after years of trying, and failing, to constructively work with Medallion to make it a more valuable enterprise, we were left with no choice but to be an activist. Moreover, we have never encountered a Company willing to repeatedly make false and misleading statements — in potential violation of the Final Judgment. In an effort to turn stockholders against us, we were accused by Medallion of attempting to "gouge" the Company – with MFIN explicitly stating that our interests lay in extracting value from shareholders rather than working with Medallion to increase enterprise value. Copious amounts of unedited, published emails completely disproved Medallion's claim. We issued a cease and desist letter and recently informed the SEC of this damaging allegation, seeking their assistance in forcing a retraction.

3. **The board is not holding themselves or management accountable, which is hurting stockholders**

    MFIN has created rules and processes designed to keep its board and management team in control. That is why the average age of the board of directors is 76 years old. It is why Andrew Murstein, despite being the target of a multi-year SEC fraud lawsuit resulting in a **federal Judgment** against him, was not only never investigated by the board but was also promoted five months after the Final Judgment and given a $4.6 million bonus. It is why the Board agreed to pay Alvin Murstein $3.4 million if they did not renominate him in 2026. It is why $13 million was paid to five executives in 2025 even though consumer loan charge-offs are at 15-year highs; 20% of the commercial loan portfolio was non-performing at FYE25; risky subprime loans are $582 million; and MFIN's P/E and Price/Tangible Book Value ratios are far below peers and the Russell 2000 (Source: S&P Cap IQ)

4. **If we don't create value, you should demand better**

    We will push to change the rules to be more stockholder friendly. For example, currently only two or three board members are up for re-election each year. We want to make ALL board members stand for re-election each year. If you don't approve of the job the board is doing, including our nominees, then you can vote them all out. Another example of the rules not benefiting stockholders: 75% of voting stock is required to change corporate Bylaws which is effectively impossible given the level of insider ownership. A final example: if MFIN was sold today, the top five executives could be owed $20.2 million for a "change-in-control". These are rules and concessions that do not benefit stockholders – they benefit the board and management.

5. **Like "a Motorola flip phone competing against an iPhone"**

    Medallion's technology stack is like "a Motorola flip phone competing against an iPhone" in consumer lending. The proliferation of lenders (especially Fintech lenders) has resulted in a restructuring of how consumer loans are made, originated and priced, and with the increased accessibility of AI, this will only accelerate. MFIN is unprepared. Five of eight board members over 80 will not position MFIN to compete and win.

We have thoughtfully recruited director candidates with significant experience on public boards and in areas such as frontier technology, banking, regulation, corporate governance, and risk management. We have put together a succinct plan to add value (www.restoretheshine.com/#our-plan). We aim to mend and strengthen regulatory relationships. In our view, we have assembled the right people for this pivotal moment for Medallion and the broader finance sector.

Stay updated at www.restoretheshine.com.

About BIMIZCI Fund LLC

BIMIZCI Fund LLC is managed by ZimCal Asset Management LLC ("ZimCal"). Warnke is managed by BIMIZCI Fund LLC which in turn is managed by ZimCal. ZimCal is managed by Stephen Hodges. ZimCal is an alternative investment firm focused on niche, illiquid and complex credit investment opportunities. ZimCal partners with both healthy and distressed borrowers or issuers and provides customized solutions that meet their unique needs and circumstances. Based on a diluted share count of 23,864,438 shares provided by the Company as of April 29, 2026, BIMIZCI's percentage ownership stake is 2.10% as of the date of this release.

See https://restoretheshine.com/about for more details.

Important Information

BIMIZCI Fund LLC, Warnke Investments LLC, ZimCal Asset Management LLC, and Stephen Hodges (collectively, "BIMIZCI") have nominated individuals as nominees to the board of directors of Medallion Financial Corp. (the "Company") and intend to solicit votes for the election of those individuals, Eric Kelly, John Kiernan, and Timothy Shanahan as members of the Company's board of directors (the "Nominees"). BIMIZCI will send a definitive proxy statement, proxy card and related proxy materials to stockholders of the Company seeking their support of the Nominees at the Company's 2026 annual meeting of stockholders. **Stockholders are urged to read the definitive proxy statement and proxy card because they contain important information about the Nominees, the Company and related matters.** Stockholders may obtain a free copy of the definitive proxy statement and proxy card and other documents filed by BIMIZCI with the Securities and Exchange Commission ("SEC") at the SEC's web site at www.sec.gov. Stockholders may also direct a request to Sodali & Co LLC, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing zimcal@info.sodali.com.

Participants in Solicitation

The following persons are participants in the solicitation by BIMIZCI: BIMIZCI Fund LLC, Warnke Investments LLC, ZimCal Asset Management LLC, Stephen Hodges, Eric Kelly, John Kiernan, and Timothy Shanahan. The participants may have interests in the solicitation, including as a result of holding shares of the Company's common stock. BIMIZCI filed a definitive proxy statement under cover of Schedule 14A on May 8, 2026 (the "Definitive Proxy Statement"). **Information regarding the participants and their interests is contained in the Definitive Proxy Statement.**

Forward-Looking Statements

Some of the information herein may contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that depend on future events are forward-looking. The words "anticipate," "believe," "expect," "potential," "could," "opportunity," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. There can be no assurance that any forward-looking statements will prove to be accurate and therefore actual results could differ materially from those set forth in, contemplated by, or underlying these forward-looking statements. In light of the significant uncertainties inherent in forward-looking statements, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such forward-looking statements will be achieved.